EXHIBIT 5

OPINION OF KEATING, MUETHING & KLEKAMP, P.L.L.

FACSIMILE (513) 579-6956

March 15, 2001

Direct Dial: (513) 579-6599
E-Mail: MWeiss@kmklaw.com

Ladies and Gentlemen:

        This firm is general counsel to Hemagen Diagnostics, Inc. and as such, we are familiar with Hemagen’s Articles of Incorporation, Bylaws and corporate proceedings generally. We have reviewed the corporate records as to the initial issuance of shares pursuant to the Hemagen Diagnostics, Inc. 2001 Employee Stock Option Plan (“Plan”) which call for the issuance of shares of Common Stock to employees of Hemagen and its subsidiaries upon the exercise of options granted to them. Based solely upon such examination, we are of the opinion that:

  Hemagen is a duly organized and validly existing corporation under the laws of the State of Delaware; and

  Hemagen has taken all necessary and required corporate actions in connection with the proposed issuance of up to 1,000,000 shares of Common Stock pursuant to the Plan and, the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of Hemagen free of any claim of pre-emptive rights.

        We hereby consent to be named in the Registration Statement and the Prospectus part thereof as the attorneys who have passed upon legal matters in connection with the issuance of the aforesaid Common Stock and to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours, KEATING, MUETHING & KLEKAMP, P.L.L. By: /s/ Mark A. Weiss Mark A. Weiss